FR 3/24

06005890

AB 3/22/06

SEC[illegible] MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED MAR 0 1 2006 WASH. D.C. PROCESSING SECTION

SEC FILE NUMBER
8- 52937

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPARTAN SECURITIES GROUP LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 2ND AVE South, SUITE 300N
(No. and Street)

ST. PETERSburg (City) FL (State) 33701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KINGERY AND CROUSE, P.A.
(Name – *if individual, state last, first, middle name*)

2801 W. Busch Blvd., Suite 200 (Address) TAMPA (City) FL (State) 33618 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 3 1 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 5/31

OATH OR AFFIRMATION

I, David Lopez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spartan Securities Group LTD, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTY CAMPASSI
MY COMMISSION #DD451143
EXPIRES: JUL 14, 2009
Bonded through 1st State Insurance

NOTARY PUBLIC STATE OF FLORIDA

[signature]
Signature

Financial + Operational Principal
Title

C. Campassi
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

Financial Statements and
Supplementary Information
as of and for the year ended
December 31, 2005
and
Independent Auditors' Report

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

TABLE OF CONTENTS

KINGERY & CROUSE PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Partners of Spartan Securities Group, Ltd.:

We have audited the accompanying statement of financial condition of Spartan Securities Group, Ltd. (a Florida limited partnership) (the "Partnership") as of December 31, 2005, and the related statements of operations, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of the Partnership as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained at page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kingery & Crouse P.A.

February 24, 2006

2801 WEST BUSCH BOULEVARD, SUITE 200, TAMPA, FLORIDA 33618
PHONE: 813.874.1280 ■ FAX: 813.874.1292 ■ WWW.TAMPACPA.COM

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS		
Cash and cash equivalents	$	60,814
Receivable from clearing broker (net of allowance for doubtful accounts of $0)		57,531
Securities owned:		
Marketable equities, at market value		91,079
Not readily marketable equities, at estimated fair value – restricted		30,032
Deposit with clearing broker		408,557
Furniture, fixtures and equipment – net of accumulated depreciation of $12,173		35,915
Other assets		5,500
TOTAL	$	689,428
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities:		
Payable to broker	$	71,762
Securities sold, not yet purchased, at market value		24,020
Commissions payable		20,924
Accounts payable		49,166
Accrued liabilities		19,701
Total liabilities		185,573
Partners' capital		525,149
Less: due from related parties		(21,294)
Total partners' capital		503,855
TOTAL	$	689,428

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:		
Securities commissions and fees	$	231,114
Investment banking		102,290
Trading gains and losses		761,666
Interest and dividend income		8,307
Other		9,080
Total revenues		1,112,457
EXPENSES:		
Compensation, commissions and benefits		534,902
Clearance and execution costs		242,479
Communications and information technology		142,222
Occupancy and equipment costs		52,351
Other administrative expenses		139,911
Business development		28,352
Interest		1,408
Total expenses		1,141,625
Net loss	$	(29,168)

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2005

	General Partner	Limited Partners	Total
Balance – December 31, 2004	$ 278,222	$ 377,625	$ 655,847
Capital contributions	-	254,000	254,000
Partners' distributions	(61,965)	(293,565)	(355,530)
Net loss	(8,431)	(20,737)	(29,168)
Subtotal	207,826	371,323	525,149
Due from related parties	(21,294)	-	(21,294)
Balance – December 31, 2005	$ 186,532	$ 317,323	$ 503,855

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (29,168)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	8,367
Increase (decrease) in cash flows from changes in operating assets and liabilities:	
Receivable from clearing broker	163,249
Securities owned	(26,004)
Deposit with clearing broker	(408,557)
Other assets	(5,500)
Accounts payable and accrued liabilities	46,196
Securities sold, not yet purchased	4,673
Commissions payable	(24,076)
Payable to broker	19,191
NET CASH USED IN OPERATING ACTIVITIES	(251,629)
CASH FLOWS USED IN INVESTING ACTIVITIES -	
Purchases of property and equipment	(5,610)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	254,000
Partners' distributions	(355,530)
Due from related parties	(21,294)
NET CASH USED IN FINANCING ACTIVITIES	(122,824)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(380,063)
CASH AND CASH EQUIVALENTS – Beginning of year	440,877
CASH AND CASH EQUIVALENTS – End of year	$ 60,814
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION -	
Interest paid	$ 1,408
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITY -	
Purchase of computer equipment included in accounts payable	$ 9,593

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2005

NOTE A – NATURE OF BUSINESS

Spartan Securities Group, Ltd. (The "Partnership") is a Florida limited partnership that is a member of the National Association of Securities Dealers (NASD) and is registered with the US Securities and Exchange Commission (SEC) as a securities broker-dealer. The Partnership provides securities trading, underwriting, investment banking and brokerage services for individuals, institutions and corporations. The Partnership, like other broker-dealers, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

The Partnership consists of a General Partner and certain Limited Partners. Profits and losses are allocated to individual partners' capital accounts in proportion to their individual interests. The Partnership was originally formed in July 2000; however, an Amended and Restated Agreement of Limited Partnership became effective May 30, 2004. The Partnership will continue in existence until December 31, 2011, unless extended by the General Partner to a date not later than December 31, 2021.

The information included in the financial statements regarding provisions of the Partnership Agreement provides only general information. Reference should be made to the Partnership Agreement and related documents for a complete description of the Partnership provisions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements are prepared using the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Accordingly, actual results could differ from those estimates. Significant estimates included in the accompanying financial statements include the valuation of securities owned and securities sold, not yet purchased.

Revenue Recognition – The Partnership is engaged in the securities broker-dealer business, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory services. The following summarizes the Partnership's accounting policies:

> ***Securities Transactions*** – Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Partnership are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis and the recognition of commission

income and related expenses are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Investment Banking – Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Partnership acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Investment Advisory Income – Investment advisory fees are received monthly, but are recognized as earned on a pro rata basis over the term of the contract.

Customer Accounts - The Partnership operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Partnership clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. A special reserve account is not required for the benefit of customers in accordance with rule 15c3-3k (2) (ii) of the Securities and Exchange Commission.

Cash and Cash Equivalents and Deposit with Clearing Broker – The Partnership maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Partnership includes as cash and cash equivalents amounts invested in money market mutual funds. The deposit with clear broker also consists of cash and amounts invested in money market funds with are subject to credit risk. The Partnership has not experienced any losses in such accounts. Management believes the Partnership is not exposed to any significant credit risk related to cash and cash equivalents and the deposit with clearing broker.

Allowance for Doubtful Accounts – The allowance for doubtful accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the receivables in light of historical experience, the existence of any adverse situations, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Substantially all of the receivables existing at December 31, 2005 have been recovered subsequent to year end.

Fair Value of Securities – Securities owned – marketable equities and securities sold, but not yet purchased, are valued at market value with the resulting unrealized gains and losses included in income. The market value of securities owned is determined by the Partnership utilizing quoted market prices, dealer quotes, or prices obtained from third parties. Not readily marketable securities are value at the estimated fair value of the securities.

Financial Instruments - Substantially all of the Partnership's financial assets and liabilities are carried at market value or amounts, which because of the short-term nature of the financial instruments, approximate current fair value.

Furniture, Fixtures and Equipment – At December 31, 2005, furniture and fixtures amounted to $5,712 and equipment amounted to $42,376. Furniture, fixtures and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally five years. For the year ended December 31, 2005, depreciation expense amounted to $8,367. Expenditures for repairs and maintenance are charged to operations as incurred.

Long-lived Assets – At December 31, 2005, management believes that all of its long-lived assets are recoverable.

Income Taxes - The Partnership is not subject to federal and state income taxes; therefore, no provision for income taxes is provided in these financial statements. Each partner will report their pro rata share of the Partnership's operations on their respective income tax return.

Advertising Costs – Advertising costs are charged to operations as incurred and amounted to $9,885 for the year ended December 31, 2005.

Accounting Pronouncements - The Financial Accounting Standards Board and other entities issued new or modifications to, or interpretations of, existing accounting guidance during 2005. The Partnership has carefully considered the new pronouncements that altered generally accepted accounting principles and does not believe that any other new or modified principles will have a material impact on the Partnership's reported financial position or operations in the near term.

NOTE C – RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The Partnership clears substantially all of its proprietary and customer transactions through a clearing broker-dealer on a fully disclosed basis. At December 31, 2005, the amount receivable from clearing broker of $57,531 consists of fees and commissions receivable and proceeds from proprietary trading activity. At December 31, 2005, the amount payable to broker relates to proprietary securities transactions and is collateralized by securities owned and the deposit with the clearing broker.

NOTE D – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

At December 31, 2005, marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	*Sold, Not Yet Purchased*
Equities	$ 91,079	$ 24,020

At December 31, 2005, securities not readily marketable amounting to $30,032 are valued at the estimated fair value of the securities, and include investment securities for which there is no market on a securities exchange or no independent publicly quoted market and are restricted.

NOTE E – COMMITMENTS AND RELATED PARTY TRANSACTIONS

Due from Related Parties – At December 31, 2005, amounts due from related parties are reflected as a deduction from partners' capital in the accompanying statement of financial condition and are unsecured, non-interest bearing and due on demand.

Operating Lease – The Partnership leases its office space under an operating lease agreement expiring in July 2006. The lease provides for annual renew terms through January 2009. Under an informal agreement, the Partnership shares its leased office space with a related entity. For the year ended December 31, 2005, rent expense was approximately $43,700, which is net of approximately $8,000 representing rent allocated to the related party, of which approximately $6,200 is due from this related party as of December 31, 2005.

Management Fee - Pursuant to the terms of the Partnership Agreement, the General Partner is entitled to a monthly management fee, which is treated as a guaranteed payment, from the Partnership equal to one-twelfth (1/12) of one percent (1%) of the Partnership Net Asset Value determined as of the last business day of the preceding month. There were no management fees incurred as the General Partner permanently waived the requirement to receive such fees for the year ended December 31, 2005.

Operating Expenses – During the year ended December 31, 2005, the Partnership entered into an informal agreement with its general partner to share the cost of certain broker communication systems. Management allocates such costs based on respective company's use of the system. At December 31, 2005, due from related parties included in the accompanying statement of financial condition includes $13,185 due from its general partner for reimbursement of its share of the use of such systems.

During the year ended December 31, 2005, the Partnership paid approximately $9,000 to a related stock transfer company for clearing charges and reimbursement of other operating expenses. In addition, during the year ended December 31, 2005, the Partnership allocated approximately $1,900 of operating expenses to this related party, which is due from the related party as of December 31, 2005.

During the year ended December 31, 2005, the Partnership incurred approximately $19,350 for computer and technology support services provided by an entity, which is controlled by a limited partner of the Partnership. At December 31, 2005, accounts payable included in the accompanying statement of financial condition includes $4,934 payable to this entity.

NOTE F – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Partnership's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Partnership and the Partnership's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Partnership and its clearing broker provides that the Partnership is obligated to assume any exposure related to such non-performance by its customers. The Partnership seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Partnership monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduced positions, when necessary.

The Partnership is subject to certain inherent market risks arising from its investing activities of selling securities short. The ultimate cost of the Partnership to acquire these securities may exceed the liability reflected in the financial statements.

NOTE G – NET CAPITAL REQUIREMENT

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Partnership's net capital of $418,519 was $318,519 in excess of its required net capital of $100,000. At December 31, 2005, the Partnership's aggregate indebtedness to net capital ratio was .38 to 1.

SPARTAN SECURITIES GROUP, LTD.

SUPPLEMENTARY INFORMATION -
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Net capital:		
Total partners' capital	$	503,855
Total partners' capital qualified for net capital		503,855
Deductions:		
Securities not readily marketable		30,032
Furniture, fixtures and equipment – net		35,915
Other assets		5,500
Total deductions		71,447
Net capital before haircuts on securities positions (tentative net capital)		432,408
Haircuts on securities -		
Trading and investment securities		13,889
Net capital	$	**418,519**
Less: Minimum net capital requirements per Rule 15c3-1 (a-3)		
Greater of 6⅔ % of aggregate indebtedness or $100,000	$	(100,000)
Excess net capital	$	318,519
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	402,354
Aggregate indebtedness:		
Accounts payable and other liabilities	$	68,866
Commissions payable		20,924
Payable to broker		71,762
Total aggregate indebtedness	$	161,652
Ratio: Aggregate indebtedness to net capital		**.38 to 1**
Reconciliation of net capital to Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)		
Net capital as reported in Company's Part II unaudited FOCUS report	$	440,795
Audit adjustment to record equipment (nonallowable asset)		(9,529)
Audit adjustment to record additional operating expenses		(8,824)
Audit adjustment to record due from related party, net (nonallowable)		(4,381)
Other		458
Net capital, per above	$	418,519

See notes to financial statements.

KINGERY & CROUSE PA
CERTIFIED PUBLIC ACCOUNTANTS

To the Partners of
Spartan Securities Group, Ltd.:

In planning and performing our audit of the financial statements of Spartan Securities Group, Ltd. (the "Partnership") as of and for the year ended December 31, 2005, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. *Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)*

2. *Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13*

3. *Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System*

4. *Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3*

The management of the Partnership is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in

2801 WEST BUSCH BOULEVARD, SUITE 200, TAMPA, FLORIDA 33618
PHONE: 813.874.1280 ■ FAX: 813.874.1292 ■ WWW.TAMPACPA.COM

conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kingery & Crowe P.A.

February 24, 2006